FOR IMMEDIATE RELEASE

Zentek Corrects Day of Week for OTC Markets Trading Start Date
TSX Venture Exchange listing, the Company's primary listing, is unaffected

GUELPH, ONTARIO - August 31, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (Nasdaq: ZTEK) is issuing this release to correct one item in its news release of August 28, 2026 regarding the Company's OTC listing status. That release stated that the Company's common shares would begin trading on the OTC Markets at the open of trading on "Tuesday, September 2, 2026."  September 2, 2026, is a Wednesday, the date was stated correctly; the day of the week accompanying it was not.

For clarity: the Company's common shares are expected to begin trading on the OTC Markets at the open of trading on Wednesday, September 2, 2026.

The OTC quotation process

The Company is providing the following to explain the sequence as it involves two separate steps that occur at different times. Quotation of a company's shares in the United States over the counter begins on an initial tier of the OTC Markets.

Admission to the OTCQX Best Market is a separate application, and the determination is made by OTC Markets Group.

The Company has applied for quotation of its common shares on the OTCQX Best Market. The application has been submitted, the associated filings made and the application fees paid. Until that determination is made, the Company's common shares previously traded on the NASDAQ exchange are expected to be quoted on an initial tier from the open of trading on Wednesday, September 2, 2026.

The Company will announce the outcome of the OTCQX application when it is determined. The Company expects to receive confirmation of its OTCQX U.S. trading symbol and will publish that symbol before quotation begins. Shareholders should note that the symbol is expected to be different from "ZTEK" which is the NASDAQ symbol.

The Company's common shares also trade on the TSX Venture Exchange under the symbol ZEN, the TSX Venture Exchange is the Company's primary listing and is unaffected. Shareholders are not required to take any action. The number of shares held by each shareholder is unchanged and share certificates and book-entry positions are unaffected.

No other information in the August 28, 2026, news release has changed. That release remains accurate in all other respects and should be read together with this correction.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For further information: Mohammed (Moe) Jiwan, Chief Executive Officer, Zentek Ltd. T: 437-826-3779

E: mjiwan2@zentek.com - www.zentek.com

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). Forward-looking information includes statements that are not historical fact and is often, but not always, identified by words such as "expects", "anticipates", "intends", "plans", "will", "may" and similar expressions.

Zentek Ltd, Aug 31 2026

Forward-looking information in this news release includes, but is not limited to: the expected date on which the Company's common shares will cease to trade on the Nasdaq Capital Market and the expected date on which quotation of the common shares will commence on the OTC Markets; the expectation that the Company's U.S. trading symbol will differ from "ZTEK" and will be published before quotation begins; the tier on which the common shares are expected to be quoted; the Company's application for quotation on the OTCQX Best Market and the timing and outcome of that application; the Company's intention to request a hearing before a Nasdaq Hearings Panel and the process and outcome of that request; and the continued listing of the common shares on the TSX Venture Exchange.

Forward-looking information is based on assumptions management considers reasonable, including that the dates advised to the Company by Nasdaq will not change; that one or more market makers will quote the common shares in the United States; that the Company will continue to satisfy the requirements for continued listing on the TSX Venture Exchange; and that the Company will remain current in its reporting obligations in Canada and the United States.

Forward-looking information involves known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied. These include, but are not limited to: OTC Markets Group may not approve the Company's OTCQX application, or may approve it on a delayed basis or subject to conditions; quotation of the common shares may commence on a tier other than the tier expected, or may be delayed; the trading symbol may not be confirmed when expected; the Nasdaq Hearings Panel may deny the Company's request or impose conditions the Company is unable to satisfy, and there is no assurance that the common shares will be relisted or that the Company will regain compliance with any Nasdaq listing requirement; trading in the common shares over the counter in the United States may be less liquid than trading on a national securities exchange; and the risk factors described in the Company's continuous disclosure filings available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Zentek Ltd, Aug 31 2026